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August 15, 2008

Jane Jie Sun
Chief Financial Officer
Ctrip.com International, LTD.
99 Fu Quan Road
Shanghai, PRC, 200335

> **Re: Ctrip.com International, LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed on April 29, 2008**
> **File No. 001-33853**

Dear Ms. Sun:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 41

1.   We note that the primary driver for the increase in your cost of revenue, product development, sales and marketing, and general and administrative costs was an

increase in personnel. As this information may be beneficial in explaining material increases in cost of revenue and/or operating expense, tell us how you considered quantifying the increase in headcount by department in your MD&A discussion pursuant to Item 5A of Form 20-F and Section III. D of SEC Release 33-6835.

Liquidity and Capital Resources, page 44

2.   We note an apparent trend in a slowing of your accounts receivable turnover over from fiscal 2006 to fiscal 2007 in comparison to the increase in revenue. Please provide us with analysis that explains the reasons and reasonably likely impact on liquidity and/or revenue recognition. If material to an understanding of your operations and liquidity tell us how you considered explaining any material trends, events or uncertainties associated with your collections and receivable balances in your liquidity discussion.

Note 2. Principal Accounting Policies

Accrued Liability for Customer Reward Program, page F-12

3.   We also note from your disclosure on page 39 that you estimate redemption when recording the accrued liability for customer reward programs and if actual redemption differs significantly from your estimate, it will result in an adjustment to the liability and corresponding expense. Please describe the nature of your estimation process in further detail and provide us with adjustments recorded for differences in actual redemption versus estimated redemption for each period presented.

Note 4. Long-term Deposits, page F-22

4.   We note that you have long-term deposits that are primarily comprised of (1) deposits to airline companies to obtain blank air tickets for sales to customers and (2) deposits to local Travel Bureau as a pledge for insurance of traveler's safety. Describe the nature of these deposits in further detail, including the terms of your deposit agreements and your determination of the pattern of expense recognition. In addition, tell us how you considered disclosing the policy for deferral and amortization pursuant to Rule 5-02(17) of Regulation S-X.

Certifications in Exhibits 12.1 and 12.2

5.   We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the

certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, Patrick Gilmore, Staff Accountant, at (202) 551-3406, or me at (202) 551-3499 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief